

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2024

Eric E. Poma, Ph.D.
Chief Executive Officer and Chief Scientific Officer
Molecular Templates, Inc.
9301 Amberglen Blvd, Suite 100
Austin, Texas 78729

> **Re: Molecular Templates, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 25, 2024**
> **File No. 333-278932**

Dear Eric E. Poma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melanie Ruthrauff Levy, Esq.